Georgeson Securities Corporation

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of Securities Exchange Act of 1934
June 30, 2025
Confidential

These financial statements and supplementary schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51538

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 AND ENDING 06/30/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Georgeson Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

118 Fernwood Ave.

(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Chasse	781-575-2269	jeffrey.chasse@computershare.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Price Waterhouse Coopers, LLP

(Name – if individual, state last, first, and middle name)

101 Seaport Blvd.	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)
10/20/03		238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jeffrey Chasse , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Georgeson Securities Corporation , as of 6/30 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY PIEROTTI LUOSEY
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 5, 2029

Signature:

Title:
North American Financial Controller

Mary Pierotti Luosey   8/26/25

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Georgeson Securities Corporation
Index
June 30, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Georgeson Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Georgeson Securities Corporation (the "Company") as of June 30, 2025, and the related statements of income, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3 as of June 30, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us



In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boston, Massachusetts
August 26, 2025

We have served as the Company's auditor since 2004.

2

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2025

Assets

Cash and cash equivalents	$	5,745,704
Cash segregated for regulatory purposes		3,000,052
Receivable from affiliates		344,200
Prepaid and other assets		411,320
Accounts receivable		52,878
Income tax receivable		8,010
Deferred tax asset		5,368
Total assets	$	9,567,532

Liabilities and Stockholder's equity

Amounts owed to customers	$	201,767
Accounts payable		2,641
Amounts owed to clearing broker		15,625
Payable to affiliates		1,891,785
Accrued expenses		186,270
Total liabilities	$	2,298,088

Stockholder's equity

Common stock, $0.01 par value; 1,000 shares authorized,		
203 shares issued and outstanding	$	10
Paid-In capital		1,063,855
Retained earnings		6,205,579
Total stockholder's equity	$	7,269,444
Total liabilities and stockholder's equity	$	9,567,532

Georgeson Securities Corporation
Statement of Income
Year Ended June 30, 2025

Revenue

Revenue earned from affiliates	$	4,184,366
Fee revenue		168,141
Dealer manager revenue		92,500
Total revenue	$	4,445,007

Expenses

Brokerage commissions	$	2,421,660
Compensation and benefits		1,611,666
General and administrative expenses		377,866
Shared service expenses paid to affiliates		191,632
Transfer agent expenses		87,875
Occupancy expenses		33,652
Technology expenses		110,939
Total expenses	$	4,835,290
Loss before income taxes	$	(390,283)
Income tax benefit		94,364
Net loss	$	(295,919)

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2025

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Total
Balance as of June 30, 2024	**203**	**$ 10**	**$ 1,027,569**	**$ 6,501,498**	**$ 7,529,077**
Net loss				$ (295,919)	$ (295,919)
Stock based compensation expense			$ 36,286		$ 36,286
Balance as of June 30, 2025	**203**	**$ 10**	**$ 1,063,855**	**$ 6,205,579**	**$ 7,269,444**

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2025

Cash flows from operating activities

Net loss	$	(295,919)
Adjustments to reconcile net income to net cash provided by operating activities		
Stock based compensation expense		36,286
Increase in deferred tax asset		(1,611)
Increase in accounts receivable		(21,885)
Decrease in prepaid and other assets		87,005
Decrease in receivable from affiliates		723,732
Decrease in income tax receivable		5,419
Increase in payable to affiliates		877,769
Decrease in amounts owed to clearing broker		(358,702)
Decrease in accounts payable		(12,733)
Decrease in accrued expenses		(6,360)
Decrease in amounts owed to customers		(93,905)
Net cash provided by operating activities	$	939,096
Increase in cash, cash equivalents and restricted cash	$	939,096
Cash, cash equivalents and restricted cash at beginning of the year	$	7,806,660
Cash, cash equivalents and restricted cash at end of the year	$	8,745,756

Income taxes paid

Income taxes paid in Fiscal Year 2025 to stand-alone state jurisdiction amounted to $2,000.

Non cash activity

Non cash capital contribution of $36,286 associated with stock based compensation.

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Notes to Financial Statements
June 30, 2025

1. Organization and Basis of Presentation

Georgeson Securities Corporation (the "Company" or "GSEC"), a Delaware corporation, is a wholly owned direct subsidiary of Georgeson LLC (the "Parent" or "GLLC"), an indirect subsidiary of Computershare US (the "US Parent Company"). Computershare Limited, a publicly-held Australian corporation, is the ultimate parent of the Company.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans. The Company engages in services to The U.S. Securities and Exchange Commission ("SEC") registrants with publicly announced corporate share repurchase programs, conducted in accordance with SEC Rule 10b-18. The Company carries customer balances associated with GLLC's Asset Reunification business. The Company is subject to the requirements of SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents and Cash Segregated for Regulatory Purposes

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. For the purpose of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash and cash equivalents as cash on hand, demand deposits and time deposits with original maturities less than 90 days. No cash equivalents were held at year end.

Cash Segregated for Regulatory Purposes
In accordance with Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company maintains a special reserve account for the benefit of its customers. The amounts owed to customers consists of funds in the sales settlement account waiting to be paid out to customers and funds in transit that are waiting to be paid out to customers.

The following table provides a reconciliation of cash and restricted cash reported within the Statement of Cash Flows as of June 30, 2024 and June 30, 2025.

	June 30, 2024	June 30, 2025
Cash and cash equivalents	$ 4,806,608	$ 5,745,704
Cash segregated for regulatory purposes	3,000,052	3,000,052
Total cash, cash equivalents and cash segregated for regulatory purposes	$ 7,806,660	$ 8,745,756

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue earned from affiliates - Fixed Fees
The performance obligation for fixed fee revenue earned from affiliates is satisfied over a period of time. Since services are performed over the course of the year, the annual fee is recognized in twelve equal monthly increments. Fixed Fees were $1,750,000 for the year ending June 30, 2025.

Revenue earned from affiliates - Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are earned when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Variable brokerage commissions were $2,434,366 for the year ending June 30, 2025.

10b-18 Revenue
The Company engages in services to SEC registrants with publicly announced corporate share repurchase programs, conducted in accordance with SEC Rule 10b-18. Rule 10b-18, which was adopted in 1982, provides a voluntary "safe harbor" from liability for manipulation under Sections 9(a)(2) and 10(b) of the Securities Exchange Act of 1934 (Exchange Act), and Rule 10b-5 under the Exchange Act, when a SEC registrant or its affiliated purchaser bids for or purchases shares of the SEC registrant's common stock in accordance with the Rule 10b-18's manner, timing, price, and volume conditions. The fees are paid by the SEC registrant clients and are outlined in the 10b-18 agreements between GSEC and the SEC registrant clients. 10b-18 Revenue of $167,592 is included in the Fee revenue line on the Statement of Income. Revenue is recognized at a point in time, per share for trading activity on the date.

Dealer Manager Revenue
The Company acts as the registered broker dealer and is contracted to provide services directly with the SEC registrants. Dealer manager services are for corporate actions such as equity and debt tender offers, consent solicitations, self-tenders, exchange offers and rights offers. Revenue is recognized per monthly invoices as defined in the agreements for the service.

Sales Facility Trading Revenue
The Company sells shares for institutional clients on the open market with negotiated rates which can be on a per share basis or flat fee. Sales facility trading revenue of $549 is included in the Fee revenue line on the Statement of Income. Revenue is recognized when the sales obligation is completed at a point in time, per share for the trading activity on the date.

Interest income
Interest income, which includes earning credits of balances held at financial institutions, is recognized as earned.

Income Taxes

The results of operations for the Company are included in the consolidated federal and certain state income tax returns of Computershare US Inc. The Company also files income tax returns in some states on a stand alone basis.

Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Income in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company recognizes interest and penalties related to unrecognized tax benefits as an adjustment to income tax expense. The Company has performed an evaluation of its tax positions and has concluded that as of June 30, 2025, there were no significant uncertain tax positions requiring recognition in its financial statements.

The tax years that remain open for federal and state purposes are the years ended June 30, 2022 and forward.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

Fair Value of Non-Financial Instruments

The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers and affiliates) approximate the reported value due to their short-term nature.

Credit Losses

Measurement of Credit Losses on financial instruments, which replaces the incurred loss methodology that is referred to as the current expected credit loss (CECL) methodology under ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets including Receivables from affiliates.

The Company recognizes as an allowance its estimate of lifetime expected credit losses. The Company performed an evaluation of trade receivables to determine whether it is "probable that the entity will collect substantially all of the consideration to which it will be entitled" for goods or services transferred to the customer (the "collectability threshold") along with its historical write-off history. The approach is based on the Company's historical default rates over the expected life of the trade receivables and is adjusted to reflect current economic conditions as well as reasonable future economic conditions. To arrive at the CECL amount, the Company applied the adjusted historical loss rates to trade receivable balances outstanding at period-end by delinquency / days past due category at the end of the reporting period. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. There was no credit allowance at June 30, 2025.

3. **Segment Reporting**

GSEC is engaged in a single line of business as a registered broker-dealer. GSEC has identified its President as the Chief Operating Decision Maker ("CODM"). The CODM primarily relies on revenue to evaluate business performance and make operating decisions. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages business activities using financial information that includes all revenue streams. The CODM also uses excess net capital, which is not a measure of profit and loss, to maintain capital adequacy. Additionally, operating expense allocations, including those related to personnel, are applied consistently across the Company reflecting a unified approach to managing the business as a single segment. As the Company operates as a single segment, the financial information required under ASC 280 is presented in the primary financial statements. Please refer to the Statement of Income.

4. **Amounts owed to Clearing Broker**

All shareholder transactions are cleared through the Company's clearing broker, BofA Securities Inc. At June 30, 2025, the amount payable to the clearing broker is $15,625 which is included in amounts owed to clearing broker on the Statement of Financial Condition.

5. **Related Party Transactions**

In accordance with an expense sharing agreement, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) usage of office space or resources directly supporting the Company incurred by the Computershare group on the Company's relative number of full time employees in comparison to other affiliates of the group or percent of revenue or estimated usage to which such services are provided. For the year ended June 30, 2025, utilities and other property-related expenses charged back to the Company totaled $33,652 which is included in Occupancy expenses on the Statement of Income.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, technology services provided by affiliates to the Company. For the year ended June 30, 2025, infrastructure and system support charges totaled $110,939. This is included in the Technology expenses on the Statement of Income. Other transactions with affiliated companies such as marketing, finance, people, management, procurement, tax, treasury, and global recharges are considered shared service expenses paid to affiliates. These other transactions with affiliated companies totaled $191,632 which is included in Shared services expenses paid to affiliates on the Statement of Income.

The Company has an agreement with the Parent regarding dealer manager services. The amount of these fees that were charged back to the Company totaled $87,875 including expenses for services performed on its behalf by its Parent. These fees are included in the Transfer agent expenses on the Statement of Income.

The employee benefit expenses for the Company are paid for by Computershare Inc. An affiliate has established a qualified retirement plan covering full-time, salaried employees and certain part-time employees. Expenses under this plan are accrued each year, and the costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred $52,990 as its matching contribution to the plan for the year ended June 30, 2025, which is recorded within Compensation and benefits on the Statement of Income. The Company incurred $36,286 of stock based compensation expense for the year ended June 30, 2025, which is recorded in compensation and benefits.

In addition to providing retirement benefits, Computershare Inc. provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of $82,254 which is recorded in compensation and benefits.

The Company serves as a broker dealer for transactions initiated by its affiliates. Revenue of $4,184,366 was recognized from affiliated companies during the year ended June 30, 2025. Dealer manager services are for corporate actions that must run through the broker dealer such as equity and debt tender offers, consent solicitations, self tenders, exchange offers and rights offers. Dealer manager revenue with the Parent accounted for $92,500. Both amounts are separately disclosed on the Statement of Income.

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. At June 30, 2025, the receivable from affiliates and the payable to affiliates amounted to $344,200 and $1,891,785 respectively.

6. Regulatory Requirements

The Company is subject to the net capital requirement of the Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which specifies, among other things, minimum net capital requirements for registered broker dealers. The Net Capital Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Net Capital Rule.

In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2025, the Company had net capital of $6,466,454 which was $6,216,454 in excess of its required net capital of $250,000. At June 30, 2025, the Company had no aggregate debit items.

The Company is also subject to reserve requirements of Rule 15c3-3 of the Securities and Exchange Commission (the "Customer Protection Rule"). Under the Customer Protection Rule customer free credit balances must be segregated and maintained in a Special Account for the Exclusive Benefit of Customers.

In accordance with the Customer Protection Rule, the Company has segregated cash of $3,000,052 in a special reserve account for the benefit of customers. Pursuant to the Company's 15c3-3 calculation, $201,767 was required to be on deposit at June 30, 2025.

7. **Income Taxes**

The income tax expense (benefit) for the year ended June 30, 2025 consists of the following:

Current tax expense (benenefit) from continuing operations

Federal	$	(76,956)
State		(15,797)
Total	$	(92,753)

Deferred tax expense (benefit) from continuing operations

Federal	$	(1,596)
State		(15)
Total	$	(1,611)

Income tax expense (benefit) from continuing operations	$	(94,364)

The Company is allocated its share of the US Parent Company's federal and combined state and city income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a benefits-for-loss method, which is a modification of the separate return method. Any resulting provision or benefit for income taxes realized are generally recorded as a payable to or receivable from Computershare US Inc.

The components of deferred tax asset and liabilities are as follows at June 30, 2025:

Deferred tax asset		
Provision for annual leave	$	5,660
Accruals- legal and accounting		3,867
Total deferred tax assets	$	9,527
Deferred tax liabilities		
Other investments	$	(4,159)
Total deferred tax liabilities	$	(4,159)
Net deferred tax asset / (liability)	$	5,368

The difference between the tax expense derived by applying the federal statutory income tax rate to net income before federal income taxes and the total expense recognized in the financial statements from continuing operations is as follows:

Tax at U.S. statutory rate of 21%	$	(81,959)
State tax provision net of federal benefit		(12,480)
Other		75
Income tax expense (benefit) from continuing operations	$	(94,364)

8. **Contingencies**

From time to time the Company is a defendant in certain litigation, and in addition, is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

9. **Liabilities Subordinated to Claims of General Creditors**

The Company had no borrowings under subordination agreements during the year ended June 30, 2025.

10. **Segregated Cash**

Cash of $3,000,052 has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the SEC. Pursuant to the Company's 15c3-3 calculation, $201,767 was required to be on deposit at June 30, 2025.

11. **Concentration**

The Company may be exposed to concentrations of credit risk regarding its cash and cash equivalents. The Company maintains its cash balances with depository institutions in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations. The Company has performed an assessment of its relationships and believes that its credit risk is limited.

12. **Subsequent Events**

The Company has evaluated subsequent events through August 26, 2025, no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

Georgeson Securities Corporation
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2025   **Schedule I**

Net capital

Total stockholder's equity	$	7,269,444
Deductions		
Non-allowable assets:		
Accounts receivable		52,878
Receivable from affiliates		344,200
Prepaid and other assets		389,218
Deferred and other tax assets		13,378
Net Capital	$	6,469,770
Combined Aggregate Debit Items	$	-
Haircut on securities		3,316
Net Capital	$	6,466,454
Computation of basic net capital requirement		
Minimum required net capital (the greater of $250,000 or 2% of		
Combined aggregate debit items)		250,000
Excess net capital over minimum required	$	6,216,454

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's amended June 30, 2025 Form X-17a-5, as dated August 22, 2025.

Georgeson Securities Corporation
Computation for Determination of the Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2025   **Schedule II**

Free credit balances in customers' securities accounts	$	201,767
Market value of securities in excess of 40 calendar days and which have not been confirmed		-
Total credits		201,767
Total debits		-
Excess of total credits over total debits	$	201,767
Amount held on deposit in reserve bank account	$	3,000,052

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule included in the Company's amended June 30, 2025 Form X-17a-5, as dated August 22, 2025.

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required actions was not taken by the respondent within the time frames specified under Rule 15c3-3.

    A. Number of Items   0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

    A. Number of Items   0

Georgeson Securities Corporation
General Assessment Reconciliation on form SIPC-7

June 30, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended ___6/30/2025___

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
GEORGESON SECURITIES CORPORATION   8-51538

For the fiscal period beginning ___7/1/2024___ and ending ___6/30/2025___

---

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 4,492,482.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 4,492,482.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. $ 2,225,690.00

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.

    Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 2,225,690.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   6/30/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 2,266,792.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 3,400.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed __2025__ SIPC-6 or 6A	$ 2,840.00
11 a	Overpayment(s) applied on all __2025__ SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for __2025__ SIPC-6 and 6A(s)	$ 2,840.00
d	Add lines 11a through 11c	$ 2,840.00
12	**LESSER** of line 10 or 11d.	$ 2,840.00
13 a	Amount from line 8	$ 3,400.00
b	Amount from line 9	$ 0.00
c	Amount from line 12	$ 2,840.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 560.00
14	Interest (see instructions) for __0__ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 560.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-51538	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Jun
MEMBER NAME *MAILING ADDRESS*	GEORGESON SECURITIES CORPORATION 118 FERNWOOD AVE EDISON, NJ 08837		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

GEORGESON SECURITIES CORPORATION	Scott Park
(Name of SIPC Member)	(Authorized Signatory)
8/4/2025	spark@gscorp.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



Report of Independent Accountants

To the Board of Directors of Georgeson Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of Georgeson Securities Corporation (the "Company") for the year ended June 30, 2025. Management of Georgeson Securities Corporation is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, as follows: SIPC-6 assessment payment January 29, 2025, in the amount of $2,840 was compared to the HSBC account # 183555 bank payment detail listing obtained from Scott Park, GSC FINOP, reference number 365273000HO8, noting no differences. Payment dated August 6, 2025, in the amount of $580 was compared to the HSBC account #183555 wire payment support obtained from Scott Park, GSC FINOP, reference number 4498789011K1, noting no differences.
2. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2025, to the Total Revenue amount of $4,492,482 reported on page 1, line 1 of Form SIPC-7 for the year ended June 30, 2025, noting a difference of $47,475.
3. Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 4c, commissions, of $2,225,690 to page 4 of the audited Form X-17A-5, noting a difference of $195,970.
4. With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, we performed the following:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $2,266,792 and the General Assessment on page 2, line 8 of $3,400, noting no differences.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors of Georgeson Securities Corporation and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

Boston, Massachusetts
August 26, 2025

Georgeson Securities Corporation
Compliance Report

June 30, 2025



Georgeson Securities Corporation
Member FINRA, SIPC

111 Town Square Place, Suite 1505
Jersey City, New Jersey 07310

Georgeson Securities Corporation's
Compliance Report

Georgeson Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended June 30, 2025;
3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended June 30, 2025;
4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2025; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

We, Cynthia Nisley, Jeff Chasse and Scott Park, swear (or affirm) that, to the best of our knowledge and belief, this Compliance Report is true and correct.

Signatures of:



1) Cynthia Nisley
   President of Georgeson Securities Corporation



2) Jeff Chasse
   Computershare N.A Controller



3) Scott Park
   FinOp Business Controller of Georgeson Securities Corporation

Report as of August 26, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation

We have examined Georgeson Securities Corporation's (the "Company") assertions, included in the accompanying Georgeson Securities Corporation's Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended June 30, 2025 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of June 30, 2025 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of June 30, 2025 and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended June 30, 2025, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2025, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2025 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Georgeson Securities Corporation's compliance with the financial responsibility rules. Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us



In our opinion, Georgeson Securities Corporation's assertions referred to above are fairly stated, in all material respects.

Boston, Massachusetts
August 26, 2025

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us